[Letterhead of HD Supply]

March 25, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of disclosure filed in Amendment No. 1 to Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 13(r) of the Securities Exchange Act of 1934, as amended, as added by Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, notice is hereby provided that HD Supply Holdings, Inc. and HD Supply, Inc. have included disclosure with respect to certain activities described in Section 13(r) in Amendment No. 1 (the “Amendment”) to their combined Annual Report on Form 10-K/A for the year ended February 2, 2014, which was filed with the U.S. Securities and Exchange Commission on March 25, 2014.  The disclosure can be found under “Item 9B. Other Information” of the Amendment and is incorporated by reference herein.

Very truly yours,

HD Supply Holdings, Inc.
HD Supply, Inc.

/s/ Ricardo J. Nunez
Ricardo J. Nunez
Senior Vice President, General Counsel and Corporate Secretary